UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007.

or

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ___________ to ______________.

Commission file number 000-51217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KMART RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

KMART RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007:	
Statements of Net Assets Available for Benefits	2-3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-14
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007:	
Appendix A - Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	A1

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Kmart Retirement Savings Plan for Puerto Rico Employees:

We have audited the accompanying statements of net assets available for benefits of Kmart Retirement Savings Plan for Puerto Rico Employees (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information by fund in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplementary information by fund are the responsibility of the Plan's management. Such supplemental schedule and supplementary information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2008

KMART RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007
(Thousands of dollars)

		Supplementary Information	
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
INVESTMENTS IN MASTER TRUST AT FAIR VALUE (Note 3):			
Investment securities and other	$ 4,830	$ 4,732	$ 98
Participant notes receivable	38	38	
Total plan interest in master trust at fair value	4,868	4,770	98
RECEIVABLES:			
Employer contribution	162	162	
Total receivables	162	162	
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	5,030	4,932	98
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	12	12	
NET ASSETS AVAILABLE FOR BENEFITS	$ 5,042	$ 4,944	$ 98

See notes to financial statements.

KMART RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006
(Thousands of dollars)

ASSETS	Total	Supplementary Information: Participant-Directed Funds	Supplementary Information: Sears Holdings Stock Fund
INVESTMENTS IN MASTER TRUST AT FAIR VALUE (Note 3):			
Investment securities and other	$ 4,399	$ 4,034	$ 365
Participant notes receivable	52	52	
Total plan interest in master trust at fair value	4,451	4,086	365
RECEIVABLES:			
Employer contribution	105	102	3
Total receivables	105	102	3
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	4,556	4,188	368
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	26	26	
NET ASSETS AVAILABLE FOR BENEFITS	$ 4,582	$ 4,214	$ 368

See notes to financial statements.

KMART RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007
(Thousands of dollars)

		Supplementary Information	
ADDITIONS	**Total**	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
INVESTMENT INCOME (LOSS) IN MASTER TRUST (Note 3):			
Investment income (loss)	141	229	(88)
Interest on participant notes receivable	3	3	
Total plan interest in master trust investment income (loss)	144	232	(88)
CONTRIBUTIONS:			
Employee	692	687	5
Employer - cash	431	431	
Total contributions	1,123	1,118	5
Total additions	1,267	1,350	(83)
DEDUCTIONS			
WITHDRAWALS	791	789	2
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	16	15	1
Total deductions	807	804	3
NET INCREASE (DECREASE)	460	546	(86)
FUND TRANSFERS		184	(184)
NET ASSETS AVAILABLE FOR BENEFITS:			
January 1	4,582	4,214	368
December 31	$ 5,042	$ 4,944	$ 98

See notes to financial statements.

1. DESCRIPTION OF PLAN

History and Purpose - Kmart Holding Corporation ("Kmart" or the "Company") established the Kmart Retirement Savings Plan for Puerto Rico Employees (the "Plan") by the execution and adoption of a plan document (the "Plan Document"), dated April 1, 2005. The Plan was established for the benefit of employees of Kmart who reside in the Commonwealth of Puerto Rico. The Plan Document has been amended from time to time. The following description of the Plan provides only general information. Participants should refer to the Plan Document for complete information.

In March 2005, Kmart merged with Sears, Roebuck and Co. (the "Merger") and became a wholly-owned subsidiary of Sears Holdings Corporation ("Holdings"). Kmart continues to sponsor the Plan.

Prior to April 1, 2005, Kmart Puerto Rico employees participated in the Kmart Retirement Savings Plan (the "Kmart RSP"). Assets held in the Kmart RSP attributable to those Kmart employees residing in Puerto Rico who were participants in the Kmart RSP remained in the trust for the Kmart RSP through the close of business March 31, 2006, when such assets were transferred to the trust for the Plan, which coincided with the merger of the Kmart RSP into the Sears Holdings 401(k) Savings Plan (the "Sears Plan").

Also by the close of business March 31, 2006, the Plan assets became held for safekeeping and commingled for investment purposes with the participating plans under The Sears Holdings 401(k) Savings Plan Master Trust (the "Master Trust"), based on a custodial arrangement between the trustee for this Plan and the trustee for the Master Trust. The other participating plans in the Master Trust currently include the Sears Plan and the Sears Puerto Rico Savings Plan (the "Sears Puerto Rico Plan").

Administration - The administration of the Plan's operations is the sole responsibility of the Plan Administrator. Prior to January 1, 2007, Kmart had designated itself as the Plan Administrator for all purposes of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective as of January 1, 2007, the Plan was amended to name the Sears Holdings Corporation Administrative Committee as Plan Administrator for all purposes of ERISA. The members of this committee are employees of Sears Holdings Corporation and Sears Holdings Management Corporation.

Banco Popular de Puerto Rico has been appointed and serves as trustee of the Plan. State Street Bank and Trust Company serves as the trustee (the "Master Trustee") for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. Prior to April 1, 2006, Mellon Trust of New England, N.A. ("Mellon") was the custodian and Banco Santander Puerto Rico was the trustee of the Plan. Since April 1, 2006, CitiStreet, a joint venture of State Street Corporation and Citigroup, has served as the Plan recordkeeper. Prior to April 1, 2006, Prudential Investments was the Plan's recordkeeper.

Kmart, the Administrative Committee, and the Sears Holdings Corporation Investment Committee (also consisting of employees of the Company), are the named fiduciary under the Plan. The Investment Committee, as appointed by unanimous written consent of the Board of Directors of the Company, manages and controls the investment of the assets of the Plan. Watson Wyatt Investment Consulting has been appointed to serve as investment advisor. Effective as of January 1, 2007, the Sears Holdings Investment Committee replaced the prior investment committee.

Certain expenses incurred in connection with the operation of the Plan are paid from Master Trust assets. Brokers' commissions and related expenses on transactions in portfolio securities are also paid from Master Trust assets. Compensation to members of the Investment Committee is paid by the applicable employer, not the Plan or Master Trust.

Eligibility - Prior to April 1, 2006, salaried employees of Kmart working and residing in Puerto Rico were immediately eligible to participate in the Plan, and hourly employees of Kmart were eligible to participate in the Plan 90 days after date of hire. Effective April 1, 2006, a full-time or part-time employee of Kmart working and residing in Puerto Rico is eligible for participation on the first day of the third month following the date of hire.

Participants' Contributions and Investment Options - An eligible employee becomes a participant by electing to make contributions to the Plan and properly completing the enrollment process. Except as may be limited by applicable Puerto Rico law, a participant may contribute up to an aggregate 10 percent of eligible annual compensation through a combination of pre-tax and after-tax contributions. Effective as of January 1, 2007, participants turning age 50 or older during a plan year are eligible to make an additional pre-tax "catch-up" contribution up to the applicable Internal Revenue Service catch-up contribution limit.

Effective April 1, 2006, assets in the Plan, except for those in three legacy funds described below, were transferred into comparable investment funds offered by the Sears Plan. Participants may direct that pre-tax and after-tax contributions be invested in any combination of the following investment funds: the Sears Holdings Corporation Stock Fund ("Holdings Stock Fund"), which invests principally in Sears Holdings Corporation stock; the Stable Value Fund; the Bond Fund; the S&P 500 Index Fund; the Small-Mid Cap Value Fund; the Small-Mid Cap Growth Fund; the Large Cap Value Fund; the Large Cap Growth Fund; the International Equity Fund; any of five Target Retirement Funds (known prior to May 1, 2007 as Age-Based Lifecycle Funds); and the Self-Managed Brokerage Fund, through which a participant may invest in any number of mutual funds, common stock and other investments. Participants are immediately fully vested in their contributions and earnings thereon.

The Kmart Stable Value Fund and the Kmart Conservative and Moderate Portfolios continue in the Plan as legacy funds, to which participants can make no further contributions. Assets remaining invested in these funds are being transferred to comparable investment options over a three-year period.

Employer Contributions - The Company matching contribution is fixed at 100 percent of a participant's pre-tax contributions up to the first three percent of eligible compensation and 50 percent of the pre-tax contributions the participant makes on the next two percent of eligible compensation.

Prior to April 1, 2006, the Company matching contribution was in cash and was invested in the available investment funds offered by the Plan, as elected by each participant. Effective April 1, 2006, the Company matching contribution is made quarterly and is payable in cash or stock, or a combination of both. If in cash, it is invested based on participants' pre-tax contribution elections. If in stock, it is invested in the Holdings Stock Fund. Contributions are available for diversification immediately upon deposit.

To be eligible for the Company matching contribution, a participant must have one year of service and be credited with 1,000 hours of service by that date. Effective for pay periods on or after April 1, 2005, participants are immediately fully vested in Company matching contributions. For assets transferred from the Kmart RSP as of the close of business March 31, 2006, participants are or become vested in

Company contributions made prior to April 1, 2005 based on the applicable vesting schedules in effect prior to April 1, 2006. Participants should refer to the Plan document for a more complete description of the Plan's vesting provisions.

Effective April 1, 2006, a discretionary matching contribution was added to the Plan. Discretionary matching contributions, if any, are subject to a three-year cliff vesting schedule. There were no discretionary matching contributions in 2007 and 2006.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and earnings and losses thereon, and is charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document.

Participant Loans - Participants may borrow from their Plan before-tax, after-tax, and rollover contribution accounts as soon as the total balance permits and if the request is in accordance with Plan provisions, up to the lesser of $50,000 or 50% of the vested account balance. The minimum loan amount and repayment period are $1,000 and 12 months, respectively. The maximum loan term is five years, or fifteen years for a loan for the initial purchase of a principal residence of the participant. The interest rate is the prime rate plus one percent as of the date the loan is issued. Participants are not allowed to have more than one outstanding loan at a time.

Withdrawals - Upon termination of employment, a participant is entitled to a complete withdrawal of his or her account as of the latest posting valuation preceding the date on which payment is made. Partial in-service withdrawals are permitted in accordance with the withdrawal provisions set forth in the Plan Document and do not terminate participation but are subject to restrictions on participant balances.

Forfeited Accounts - At December 31, 2007 and 2006, forfeited nonvested employer contributions totaled $1,259 and $838, respectively. Forfeitures are used to reinstate previously forfeited balances of rehired employees, pay reasonable expenses of the Plan, and offset future employer contributions. For the year ended December 31, 2007, employer contributions were reduced by $1,267 from forfeited nonvested accounts.

Termination of Participation - Active participation in the Plan ceases after termination of employment, except any participant terminating with account balances in excess of $1,000 who defers distribution of his or her account balances remains a participant until the participant receives a full distribution of his or her account balances.

Termination of the Plan - Although it has not expressed any intent to do so, the Board of Directors of the Company may, at its sole discretion amend, suspend, or terminate the Plan at any time, provided, however, that no amendment, suspension, or termination of the Plan shall have any effect of diverting the assets of the funds to purposes other than the exclusive benefit of participants and their beneficiaries, or the payment of reasonable administrative expenses of the Plan. In the event of the Plan's termination, each participant's account balance will be fully vested. The assets of the Plan shall be distributed to Plan participants on the basis of their respective interests in the Plan, as soon as practicable, to the extent permitted by the Internal Revenue Code.

ERISA - The Plan is subject to certain provisions of Titles I and II of ERISA relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Plan is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on Plan termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncement - In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities. The Plan will adopt SFAS No. 157 in 2008 and, although the Plan continues to evaluate the impact the adoption of SFAS No. 157 will have on its financial statements, it does not currently believe adoption will have a material impact on the Plan's net assets available for benefits or its changes in net assets available for benefits.

Investment Valuation and Income Recognition - The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. Quoted market prices are used to determine the fair value of the Master Trust's investments. Shares of registered investment companies (mutual funds) and common collective trusts are valued at the net asset value of shares held by the Master Trust at year-end. Participant notes receivable are valued at cost which approximates fair value.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), the statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis and is not affected by the adoption of the FSP.

Investments in the Stable Value Fund and the legacy Kmart Stable Value and Kmart Conservative and Moderate Portfolio funds are valued at fair value and then adjusted to contract value (deposits made, plus interest accrued at the contract rate, less withdrawals and fees) as described above.

The Stable Value Fund, an investment fund offered by the Plan since April 1, 2006, is invested in three stable value funds that are common collective investment trust funds ("trusts"). The trusts may invest in guaranteed investment contracts, synthetic guaranteed investment contracts, bank investment contracts, other investment contracts, repurchase agreements, other common collective trusts, short-term investment funds or other cash equivalents. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield of the Stable Value Fund for the year ended December 31, 2007 was 5.34%, and the crediting interest rate at December 31, 2007 and 2006 was 4.54% and 4.77%, respectively. The crediting interest rate is based on the performance of the underlying portfolio of investments.

Prior to and after April 1, 2006, the Plan and Master Trust, respectively, held investments in two fully benefit-responsive group annuity contracts with Prudential Insurance Company of America ("Prudential"). These investments are held in the legacy Kmart Stable Value Fund and the Kmart Conservative and Moderate Portfolio funds. By letter dated February 14, 2006, Holdings gave formal notice to Prudential to terminate the contracts. Prudential agreed to liquidate the assets in four installments over a three-year period in accordance with contract provisions. Such payments will not be subject to a market value adjustment. The first three payments were made on March 31, 2006, 2007, and 2008. Prudential may not terminate the contracts at any amount less than contract value. These provisions of the Prudential contracts do not impact the participant's ability to transfer money from this investment. Prudential maintains the balances in individual separate accounts. Group annuity contracts are included in the financial statements at fair value as determined by Prudential and then adjusted to contract value. Fair value of the contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The accounts are credited daily with interest on the balances in the separate accounts. The interest rate received is established quarterly by Prudential but cannot be less than three percent and is not based upon the investment performance in the separate accounts as defined by the contract with Prudential. The average earnings yield for these contracts, computed by dividing the annualized actual earnings credited to the plan on the last day of the plan year by the end of plan year fair value, was 3.24% and 3.27% for 2007 and 2006, respectively. The average crediting rate, computed by dividing the annualized earnings credited to participants on the last day of the plan year by the end of plan year fair value, was 3.24% and 3.27% for 2007 and 2006, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded as earned.

Interfund Transactions - All interfund transactions are made at fair value and are eliminated in combination.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2007 and 2006 were $269 and $183, respectively.

3. INTEREST IN MASTER TRUST

Effective April 2006, certain of the Plan's investment assets are held in a trust account with the Master Trustee and consist of an undivided interest in an investment account of The Sears Holdings 401(k) Savings Plan Master Trust, a master trust established by the Sears, Roebuck and Co. on January 1, 2005, and administered by the Master Trustee. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Sears Plan, the Sears Puerto Rico Savings Plan, and the Kmart Retirement Savings Plan for Manteno Distribution Center Union Employees (until its merger with and into the Sears Plan at August 31, 2007) for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Master Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets and administrative expenses are allocated daily by the Master Trustee to each participating plan based on the relationship of the interest in each plan to the total of the interests of all participating plans.

Net assets of the Master Trust as of December 31, 2007 and 2006 are summarized as follows:

	December 31	
	2007	2006
	(Thousands of dollars)	
Assets:		
Investments at fair value as determined by quoted market price:		
Sears Holdings Corp. common shares	$ 252,336	$ 449,535
Other common and preferred stock	471,328	461,218
Registered investment companies	185,501	221,211
Fixed income securities	180,752	182,589
Options, futures and other	1,512	590
Short-term investments - at cost, which approximates fair value	-	313
Participant-directed brokerage account	43,761	47,492
	1,135,190	1,362,948
Investments at estimated fair value:		
Common/collective trusts	2,619,980	2,586,952
Group annuity contracts	169,507	277,535
Collective short-term investment fund	80,596	71,643
	2,870,083	2,936,130
Participant notes receivable	66,310	66,107
Total investments at fair value	4,071,583	4,365,185
Receivables:		
Dividend and interest	4,928	4,677
Currency contract receivables	3,647	4,195
Due from brokers and others	113,519	5,453
Total receivables	122,094	14,325
Cash	1,277	10
Total assets	4,194,954	4,379,520
Liabilities:		
Currency contract payables	3,689	4,180
Due to brokers and others	192,018	75,377
Total liabilities	195,707	79,557
Net assets in Master Trust at fair value	3,999,247	4,299,963
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,365	18,727
Net assets in Master Trust	$ 4,007,612	$ 4,318,690
Plan's interest in Master Trust net assets	$ 4,880	$ 4,477
Plan's percentage interest in Master Trust net assets	0.1%	0.1%

The Plan's interest in Master Trust net assets of $4.9 million and $4.5 million exceeds five percent of the Plan's net assets available for benefits as of December 31, 2007 and 2006, respectively.

The net investment earnings (loss) of the Master Trust for the year ended December 31, 2007 are summarized below:

	(Thousands of dollars)
Dividend, interest and other income	$ 82,313
Net (depreciation) appreciation in fair value of investments as determined by quoted market price:	
Sears Holdings Corporation common shares	(166,305)
Other common and preferred stock	26,007
Registered investment companies	(18,022)
Corporate notes and bonds	(5,233)
Government-backed and government agency bonds	1,243
Government bonds	949
Foreign and yankee bonds	(140)
Options, futures and other	764
Participant-directed brokerage accounts	2,509
	(158,228)
Net (depreciation) appreciation in fair value of investments as determined by estimated market price:	
Common/collective trusts	138,477
Group annuity contracts	6,446
	144,923
Net depreciation in fair value of investments	(13,305)
Investment income of Master Trust	$ 69,008
Plan's interest in Master Trust investment income	$ 144

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Master Trust investments include shares of common/collective trusts managed by State Street Bank and Trust Company ("State Street"). State Street is the Master Trustee as defined by the Plan and, therefore, transactions with State Street qualify as party-in-interest transactions. Fees for State Street investment management services for the collective short-term investment fund are offset against investment income. Fees incurred by the Master Trust for investment management services for the other State Street common/collective trusts were $1.3 million for the year ended December 31, 2007.

The Master Trust holds shares of common stock of Sears Holdings Corporation, parent of the sponsoring employer. At December 31, 2007 and 2006, the Master Trust held 2,472,672 shares with a cost basis of $271.0 million and 2,676,921 shares with a cost basis of $278.1 million, respectively. Holdings has not paid dividends on its common stock since inception.

5. INCOME TAXES

The Plan was established for employees of Kmart who perform services at Kmart locations in Puerto Rico. The Department of Treasury of the Commonwealth of Puerto Rico has determined and informed

Kmart by a letter dated January 17, 2006 that the Plan, as then designed, was in compliance with Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994. The Plan has been further amended subsequent to the receipt of this letter, and will be resubmitted to the Department of Treasury of the Commonwealth of Puerto Rico for an updated determination letter.

The Plan Administrator and the Plan's Benefits Counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code and consequently is exempt from local taxes. However, the Plan Administrator has identified certain insignificant errors in the operation of the Plan, which the Plan Administrator is in the process of reviewing to determine the appropriate correction methodology.

6. DERIVATIVE FINANCIAL INSTRUMENTS

Effective April 1, 2006, derivative financial instruments are used by the Master Trust's Bond Fund investment manager as follows:

Foreign Currency Exchange Contracts - The Master Trust enters into forward contracts to purchase and sell foreign currencies in the normal course of its investing activities to manage the currency exposure associated with the Master Trust's foreign equity and fixed income investments. The terms of the contracts generally do not exceed one year. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.

The Master Trust reflects the fair value of all forward contracts as an asset or liability in its statement of net assets. The fair values associated with the foreign currency contracts have been estimated by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting date. In the financial statements of the Master Trust, forward contracts to purchase foreign currency are shown as currency contract receivables and forward contracts to sell foreign currency are shown as currency contract payables. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Futures Contracts - The Master Trust enters into futures contracts in the normal course of its investing activities to manage market risk associated with fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2007 and 2006, the Master Trust was a party to futures contracts held for trading purposes for Federal Funds, U.S. Treasury Bonds, U.S. Treasury Notes, Eurobonds, Eurodollars, and Eurocurrency. Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Master Trust, depending on the daily fluctuation in the value of the underlying contracts. A Federal National Mortgage Association discounted note owned and included in the investments of the Master Trust with a value of $1.2 million and $0.3 million at December 31, 2007 and 2006, respectively, was pledged to the counterparties as collateral on the futures contracts.

The Master Trust had futures contracts with notional amounts of $45.6 million and $131.5 million at December 31, 2007 and 2006, respectively. At December 31, 2007, the Master Trust had futures contracts to purchase (sell) Eurodollars, Eurobonds, Eurocurrency, U.S. Treasury Bonds, and U.S. Treasury Notes of $54.0 million, $1.6 million, $0.2 million, ($0.5 million), and ($9.7 million), respectively. At December 31, 2006, the Master Trust had futures contracts to purchase (sell) Eurodollars, Eurobonds, U.S. Treasury Bonds, and U.S. Treasury Notes of $129.1 million, $2.1 million,

$1.1 million, and ($0.8 million), respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Master Trust, but are used in the calculation of cash settlements under the contracts.

The fair value of the futures contracts in the Master Trust is $0 at December 31, 2007 and 2006, respectively, as settlements are by cash daily. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

7. OTHER MATTERS

In March 2002, a class action was filed in the United States District Court for the Eastern District of Michigan on behalf of participants or beneficiaries of the Kmart Corporation Retirement Savings Plans against various current and former employees and former directors of Kmart Corporation (the "Predecessor Company") alleging breach of fiduciary duty under ERISA for excessive investment in the Predecessor Company's stock, failure to provide complete and accurate information about the Predecessor Company's common stock, and failure to provide accurate information regarding the Predecessor Company's financial condition. In July 2002, the plaintiffs filed proofs of claim with the bankruptcy court in an aggregate amount of $180 million. In 2005, a tentative agreement was reached to settle this action, and the settlement was formally approved by the federal court in the Eastern District of Michigan ("Kmart Settlement"). The Final Judgment Order was entered by the court on June 27, 2006, received final approval on June 28, 2006, and became effective on August 1, 2006. The court found that the settlement was fair, reasonable, and adequate, and ordered that all Kmart Settlement proceeds be paid by the end of 2006 to qualifying participants during the class period. This Plan, as a spin-off of an applicable plan, was covered by the Kmart Settlement. Accordingly, the $11.75 million Kmart Settlement, net of attorney and other administrative fees, was timely deposited in the Master Trust in September 2006 for the benefit of the qualifying Kmart participants. The settlement proceeds are reported by the Master Trust as Other Income. The settlement was fully paid by insurance proceeds. In accordance with the plan of allocation, each class member's allocation was deposited into their individual account by January 6, 2007. To the extent they are members of the class under the Kmart Settlement, participants of this Plan also received an allocation from the Kmart Settlement.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	December 31	
	2007	2006
	(Thousands of dollars)	
Net assets available for benefits per the financial statements	$ 5,042	$ 4,582
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(12)	(26)
Net assets available for benefits at fair value per Form 5500	$ 5,030	$ 4,556

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2007:

(Thousands of dollars)

Net increase in net assets available for benefits per the financial statements	$	460
Adjustment from contract value to fair value		
for fully benefit-responsive investment contracts:		
Current year		(12)
Prior year reversal		26
Net income per Form 5500	$	474

* * * * * *

APPENDIX A

Schedule of Assets (Held at End of Year)

KMART RETIREMENT SAVINGS PLAN
FOR PUERTO RICO EMPLOYEES

APPENDIX A

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2007

Identity of Issuer, Borrower, or Similar Party	Description of Investment	Current Value
* **PARTICIPANT LOANS**	Participant loans earning interest from 5.00% to 9.25%, maturing from 2008 - 2011	$ 38,130

This schedule does not include all the Plan's investments in the Sears Holdings 401(k) Savings Plan Master Trust

Note: Cost information is not required for participant-directed investments and is, therefore, not included.

* Sponsored by a party-in-interest.

Exhibits.

An Exhibit Index has been filed as part of this Report on Page E-1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KMART RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

By: Sears Holdings Corporation Administrative Committee, Plan Administrator

By: Karl J. Koenig

Karl J. Koenig
Member of Administrative Committee and Vice President, Compensation and Benefits, of Sears Holdings Corporation

Date: June 27, 2008

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-144395 of Sears Holdings Corporation on Form S-8 of our report dated June 26, 2008, relating to the financial statements and supplemental schedule of Kmart Retirement Savings Plan for Puerto Rico Employees (the "Plan"), appearing in this Annual Report on Form 11-K of the Plan for the year ended December 31, 2007.

Deloitte & Touche LLP

Chicago, Illinois
June 26, 2008